

March 28, 2011

*By U.S. Mail and facsimile to (214) 859 -9309*

Ms. Stacy M. Hodges, Chief Financial Officer
SWS Group, Inc.
1201 Elm Street, Suite 3500
Dallas, TX   75270

     **Re:    SWS Group, Inc.**
              **File No.  000-19483**
              **Form 10-K for the year ended June 25, 2010**
              **Form 10-Q for the quarter ended December 31, 2010**

Dear Ms. Hodges:

We have completed our review of your filings and do not have any further comments at this time.

                              Sincerely,

                              Daniel L. Gordon
                              Branch Chief